Exhibit 99.8

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2018 of Hydrogenics Corporation of our report dated March 15, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-77004 and 333-116321) of Hydrogenics Corporation of our report referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 19, 2019

PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, ON, Cnaada L6J 0C5
T:+1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.